U.S. SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C. 20549


                                       FORM 12b-25

            NOTIFICATION OF LATE FILING        SEC FILE NUMBER:0-29042
                           (Check One):


[ x ]  Form 10-K and Form 10-KSB    [  ]  Form 20-F
[   ]  Form 11-K
         [  ]  Form 10-Q and Form 10-QSB  [  ] Form N-SAR

         For Period Ended:         December 31, 1999
         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR
         For the Transition Period Ended:



  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         _____________________________________

Part I Registrant Information

        Full Name of Registrant

            Symons International Group, Inc.

         Former Name if Applicable

                  _______________________

         Address of Principal Executive Office (Street and Number)

                4720 Kingsway Drive

         City, State and Zip Code

                Indianapolis, Indiana 46205

Part II Rules 12b-25 (b) and (c)
         ______________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (72,435), effective April 12, 1989, 54 F.R.10306.]

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (72,439), effective August 13, 1992, 57 F.R. 36442.]
(Attach Extra Sheets if Needed)

The Registrant only recently completed its consolidated financial statements for the year ended December 31, 1999. As previously reported, the Registrant engaged new independent auditors to audit its financial statements for 1999. The independent auditors have not had an adequate opportunity to complete their review of the Registrant's consolidated financial statements and determine the content of their report to be included in the Annual Report on Form 10-K.
Until these steps have been taken, it is possible that changes will be made to the financial statements, the notes to the financial statements and Managements Discussion and Analysis of Financial Condition and Results of Operations. For these reasons, the Registrant does not believe that it is possible or appropriate to file any portion of the Annual Report on Form 10-K at this time. The Registrant intends to file its Form 10-K within fifteen calendar days.
A letter from the Registrant's independent auditors is attached to this notification.

Part IV Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Douglas H. Symons      317                       259-6413
         (Name)   (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no,identify report(s).                           [  ]  Yes     [ x ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [ x ]  Yes     [  ]  No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report a net loss in the range of $55 million to $65 million as compared to the net loss of $14.4 million reported for 1998.
The 1999 loss is primarily due to the following factors:
[Explanation to come from SIGC]

                     SYMONS INTERNATIONAL GROUP, INC.
-------------------------------------------------------------------------------
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31,2000              By: /s/Douglas H. Symons
                                           Douglas H. Symons,
                                           Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

March 31, 2000


BDO Seidman L.L.P.
99 Monroe Avenue N.W.
Suite 800
Grand Rapids, MI   49503-2698



Mr. Douglas H. Symons
Symons International Group, Inc.
4720 Kingsway Drive
Indianapolis, IN   46205

Dear Mr. Symons:

     We have read the Form 12b-25 for Symons International Group, Inc. setting forth the reasons for its inability to timely file its annual report on Form 10-K for the year ended December 31, 1999, and are in agreement with the statements made therein.


                                    Very truly yours,

                                    /s/  BDO Seidman L.L.P.